CONCORD EFS, INC.
                            NOTICE OF ANNUAL MEETING
                                 OF STOCKHOLDERS

                           To Be Held on May 14, 1998





To the Stockholders of
  Concord EFS, Inc.

     Notice is hereby given that the Annual Meeting of Stockholders of Concord EFS, Inc. ("Concord" or the "Company") will be held at Colonial Country Club, 2736 Countrywood Parkway, Memphis Tennessee on May 14, 1998 beginning at 9:30 a.m. local time, for the following purposes:

     1. To elect directors to serve for the ensuing year;

     2. To approve the Amendment to the Certificate of Incorporation to increase the Number of Authorized Shares of Common Stock;

     3. To transact such other business as may properly come before the annual meeting and any adjournments thereof.

     The Board of Directors has fixed the close of business on March 9, 1998 as the record date for determination of the stockholders entitled to notice of and to vote at the Annual Meeting. The By-Laws of the Company require that the holders of a majority of all stock issued, outstanding and entitled to vote be present in person or represented by proxy at the meeting in order to constitute a quorum.


                                              By Order of the Board of Directors



                                                               Richard M. Harter
                                                                       Secretary






April 10, 1998


                 WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING,
                   PLEASE SIGN AND RETURN THE ENCLOSED PROXY.

             No postage is required if mailed in the United States.

                                CONCORD EFS, INC.

                                 PROXY STATEMENT
                                 April 10, 1998

     This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Concord EFS, Inc. ("Concord" or the "Company") of proxies for use at the Annual Meeting of Stockholders to be held on May 14, 1998 and any adjournments thereof. Shares as to which proxies have been executed will be voted as specified in the proxies. A proxy may be revoked at any time by notice in writing received by the Secretary of the Company before it is voted. A majority in interest of the outstanding shares represented at the meeting in person or by proxy shall constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence of absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Abstentions are included in the number of shares present or represented and voting on each matter. Broker "non-votes" are not so included.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The Company's only issued and outstanding class of voting securities is its Common Stock, par value $.33 1/3 per share. Each stockholder of record on March 9, 1998 is entitled to one vote for each share registered in such stockholder's name. As of that date, the Company's Common Stock was held by approximately 13,650 stockholders.

     The following table sets forth, as of March 9, 1998, the ownership of the Company's Common Stock by each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, by each director who owns shares and by all directors and officers of the Company as a group.
                                                            Percent of
                                           Shares          Outstanding
       Beneficial Owner (1)                 Owned           Shares (2)
----------------------------------       ----------        -----------
Dan M. Palmer (3), Chairman                 859,454            1.4%

Edward A. Labry III (4), Director           565,960            0.9%

Joyce Kelso, Director                       217,099            0.4%

Richard P. Kiphart, Director              2,477,080            4.0%

Richard M. Harter (5), Director              56,844            0.1%

Jerry D. Mooney (5), Director                24,944            0.0%

Douglas C. Altenbern(6), Director             8,000            0.0%

David C. Anderson (5), Director              11,506            0.0%

J. Richard Buchignani (5), Director           9,648            0.0%

Paul Whittington (5), Director                9,819            0.0%

All officers, directors and nominees
 as a group (10 persons) (7)              4,239,354            6.7%

William Blair & Company, LLC
 222 West Adams Street
 Chicago, IL  60606 (8)                   8,715,161           14.1%

Pilgrim Baxter & Associates, Ltd.
 1255 Drummers Lane, Suite 300
 Wayne, Pennsylvania  19087 (9)           4,324,434            7.0%

 AMVESCAPP PLC and Subsidiaries
  11 Devonshire Square
  London EC2M 4YR England (10)            4,438,637            7.2%

The Capital Group Companies Inc. and
 Capital Research and Management Company
 333 South Hope Street
 Los Angeles, CA.  90071 (11)             4,449,900            7.2%

(1) The address of each beneficial owner that is also a director, is the same as the Company's.

(2) Percentage ownership is based on 61,997,502 shares issued and outstanding, plus the number of shares subject to options exercisable within 60 days from the record date by the person or the aggregation of persons for which such percentage ownership is being determined.

(3) Shares owned are unexercised stock options.

(4) Shares owned include 563,908 shares covered by unexercised stock options.

(5) Shares owned include 6,444 shares covered by unexercised stock options.

(6) Shares owned include 50 June 25, 1998 option contracts.

(7) Shares owned include 1,455,582 shares covered by unexercised stock options.

(8) Based on a Schedule 13G dated as of February 14, 1998, filed by William Blair & Company, LLP (Blair). Includes 1,328,658 shares as to which Blair has sole voting power and 8,715,161 shares as to which Blair has sole dispositive power. Blair disclaims beneficial ownership as to 7,386,503 of such shares.

(9) Based on a Schedule 13G dated as of January 20, 1998, filed by Pilgrim Baxter & Associates.

(10) Based on a Schedule 13G dated as of February 9, 1998, filed by AMVESCAP PLC and Subsidiaries.

(11) Based on a Schedule 13G dated as of February 10, 1998, filed by The Capital Group Companies, Inc. and Capital Research and Management Company (Capital). Capital, acting as investment advisers, disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

                              ELECTION OF DIRECTORS

     Ten directors are to be elected to hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Unless a proxy is executed to withhold authority for the election of any or all of the directors, then the persons named in the proxy will vote the shares represented by the proxy for the election of the following ten nominees. If the proxy indicates that the stockholder wishes to withhold a vote from one or more nominees for director, such instruction will be followed by the persons named in the proxy. All ten of the nominees are now members of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable to serve. In the event that any nominee should not be available, the persons named in the proxies will vote for the others and may vote for a substitute for such nominee. An affirmative vote of a majority of the Company's Common Stock represented in person or by proxy at the meeting is necessary for the election of the individuals named below.

Recommended Vote
    The Board of Directors recommends that you vote "FOR" the election of these ten individuals as directors.

    The following table lists the name of each proposed nominee; his/her age; his/her business experience during at least the past five years, including principal offices with the Company or a subsidiary of the Company; and the year since which he/she has served as a director of the Company. There are no family relationships among the nominees.

                                       Office With the Company, Business
Nominees and Ages                Experience and Year First Elected Director
--------------------------  ----------------------------------------------------
Dan M. Palmer (55)          Mr. Palmer became Chairman of the Board in February
                            1991. Mr. Palmer has been Chief Executive Officer of the Company since August 1989, and a Director of the Company since May 1987. Mr. Palmer has been the Chief Executive Officer of EFS National Bank
                            (formerly EFS, Inc.) since its inception in 1982.
                            He joined Union Planters National Bank in June 1982 and founded the EFS operations within the bank. He continued as President and Chief Executive Officer of EFS when it was acquired by Concord in March
                            1985.

Joyce Kelso (56)            Mrs. Kelso has been a Director since May 1991.  She
                            was Vice President in charge of Customer Service when EFS began operations. In August 1990, she was elected Senior Vice President of the Company.
                            January 1, 1995, Mrs. Kelso semi-retired and on
                            January 1, 1997, she became fully retired.

Edward A. Labry III (35)    Mr. Labry joined EFS in 1984.  He was made Director
                            of Marketing  in March 1987 and Vice President of
                            Sales in February 1988. In August 1990, he was elected to Chief Marketing Officer of the Company.
                            In February 1991, he was elected Senior Vice
                            President of the Company. He became President of the Company in October 1994, and President of EFS
                            National Bank in December 1994.

Richard M. Harter (61)*     Mr. Harter has been the Company's Secretary and a
                            Director since the Company's formation. He is a partner of Bingham Dana LLP, legal counsel to the Company.

Jerry D. Mooney (45)* +     Mr. Mooney has been a Director of the Company since
                            August  1992.  Since August 1997, he has been
                            President and CEO of ServiceMaster Employer
                            Services, Inc. Prior to then he was President of Healthcare New Business Initiatives and formerly served as Chairman, President and CEO of Service-
                            Master Diversified Health Services, Inc. (formerly
                            VHA Long Term Care) since 1981.

David C. Anderson (55)* +   Mr. Anderson has been a Director of the Company
                            since August 1992.  Mr. Anderson was Senior Vice
                            President and Chief Financial Officer with Federal
                            Express in Memphis, Tennessee for seven years and Executive Vice President and Chief Financial
                            Officer at Burlington Northern, Fort Worth, Texas for three years prior to his retirement in 1995.

J. Richard Buchignani (49)* Mr. Buchignani has been a Director of the Company since August 1992. He is a partner in the Memphis, Tennessee office of the law firm of Wyatt, Tarrant & Combs, who also serves as local counsel to the Company. Mr. Buchignani has been affiliated with the law firm since 1995 when most of the members of his firm of 18 years joined Wyatt, Tarrant & Combs.

Paul L. Whittington (62)* + Mr.  Whittington has been a Director of the Company since May 1993. Mr. Whittington had been the Managing Partner of the Memphis, Tennessee and Jackson, Mississippi offices of Ernst & Young from 1988 until his retirement in 1991. Since 1979, he had been the partner in charge of consulting at various Ernst & Young offices.

Richard P. Kiphart (55)*    Mr. Kiphart was voted a Director of the Company in
                            November 1996 and assumed responsibilities in March
                            1997. In 1972 he became a General Partner of William
                            Blair & Company, LLC.  He served as head of Equity
                            Trading from 1972 to 1980.  He joined the Corporate
                            Finance Department in 1980, and was made head of that department in January 1995.

Douglas C. Altenbern (61)   Mr. Altenbern was voted a Director of the Company in
                            February 1998. Mr. Altenbern served as Vice Chairman of First Financial Management Corporation until
                            1989, at which time he resigned to found Argosy
                            Network Corporation, of which he served as Chairman and CEO. In 1992 he sold his interest in Argosy and in 1993 founded Pay Systems of America, of which he served as Chairman and CEO through December 1996.
                            He currently is a private investor and serves as a Director on the Boards of The Bradford Funds, Inc.,
                            OPTS, Inc., Interlogics, Inc., CSM, Inc., and
                            Equitas.

 *  Member of the Board's Audit Committee.
 + Member of the Board's Compensation Committee.

Compensation of Directors

    The Company currently pays an annual fee of $8,000 plus $2,000 for each meeting attended to each non-employee Director of the Company. There are normally four meetings per year. In addition, non-employee directors are granted options to purchase 3,000 shares of the Company's common stock at closing market value on the date of the annual meeting of stockholders. Directors are reimbursed for expenses incurred in attending meetings of the Board of Directors. Two of the ten nominees are employees of the Company and are not separately compensated for serving as directors.

Executive Compensation

     The following summary compensation table is intended to provide a comprehensive overview of the Company's executive pay practices. It includes the cash compensation paid or accrued by the Company and its subsidiaries for services in all capacities during the fiscal year ended December 31, 1997, to or on behalf of each of the Company's named executives. Named executives include the Chief Executive Officer and the President of the Company.

Summary Compensation Table

                                 Annual Compensation     Long-Term Compensation
        Name and                  Salary       Bonus
   Principal Position      Year     ($)        ($)          Options Awarded*
------------------------   ----  --------    -------     ----------------------
Dan M. Palmer              1997   427,392    262,000            800,000
 Chairman of the Board     1996   425,000    125,000            237,500
 Chief Executive Officer   1995   363,738     80,000            202,500
 of the Company and
 EFS National Bank

Edward A. Labry III        1997   417,777    262,000            800,000
 President of the Company  1996   392,308    125,000            237,500
 and EFS National Bank     1995   279,315    100,000            168,750

* Options awarded have been restated to reflect all stock splits.

Stock Options

    The following tables present the following types of information for options granted to the Company's named executives under the Company's 1993 Incentive Stock Option Plan. Table I - options granted and the potential realizable value of such options, and Table II - options exercised in the latest fiscal year and the number of unexercised options held.

                                     Table I
                             Options Granted in 1997
                                   Individual Grants
                     -----------------------------------------   Potential Realizable
                              % 0f Total                           Value at Assumed
                                Options                          Annual Rates of Stock
                              Granted to   Exercise               Price Appreciation
                     Options Employees in    price  Expiration      for Option Term
        Name         Granted     1997     ($/Share)    Date       5% ($)       10% ($)
-------------------  ------- ------------ --------- ----------  ----------   ----------
Dan M. Palmer        800,000      41%       $22.88   3/6/2007   11,508,772   29,165,487

Edward A. Labry III  800,000      41%       $22.88   3/6/2007   11,508,772   29,165,487

                                    Table II
            Options Exercised in 1997 and 1997 Year End Option Values

                                                                  Value of
                                                    Number of    Unexercised
                     Shares Acquired   Value ($)   Unexercised  In-the-money
Name                 on Exercise (#)  Realized(1)   Options(#)  Options($)(2)
-------------------  ---------------  -----------  -----------  -------------
Dan M. Palmer            200,000        4,743,443   859,454(E)  11,619,100(E)
                                                    788,672(U)   3,387,813(U)
Edward A. Labry III      200,000        4,950,644   563,908(E)   5,758,056(E)
                                                    773,906(U)   3,128,409(U)

(1) Values are calculated by subtracting the exercise price from the fair market value of the stock as of the exercise date.
(2) Values are calculated by subtracting the exercise price from the fair market value of the stock on December 31, 1997.
(E) = Exercisable at December 31, 1997
(U) = Unexercisable at December 31, 1997

Committees; Attendance

     The Board of Directors held four meetings during the fiscal year ended December 31, 1997. Each of the directors attended at least 75% of the total number of meetings of the Board.

     The Audit Committee, consisting of Messrs. Anderson, Buchignani, Harter, Mooney, Whittington and Kiphart met twice during the fiscal year ended December 31, 1997. The Audit Committee reviewed the results of the audit conducted by outside auditors and management's response to the management letter prepared by outside auditors.

     The Board of Directors has no Nominating Committee.


Compensation Committee Report on Executive Compensation

     The Board of Directors has a Compensation Committee consisting of Messrs. Anderson, Mooney and Whittington who are not employees of the Company or any of its affiliates and have never been employees of the Company or any of its affiliates. It is the policy of the Compensation Committee to establish base salaries, award bonuses and grant stock options to such executives and in such amounts as will assure the continued availability to the Company of the services of the executives and will recognize the contributions made by the executives to the success of the Company's business and the growth over time in the market capitalization of the Company. To achieve these goals, the Committee establishes base salaries at levels it believes to be below the mid-point for comparable executives in companies of comparable size and scope. The Committee then awards cash bonuses reflecting individual performance during the year for which the awards are made. For executives other than the Chief Executive Officer, the Committee receives bonus award recommendations from the Chief Executive Officer. The Committee grants stock options to senior and middle management executives of the Company and its affiliates at levels which it believes to be slightly higher than average for comparable companies in order to give the executives significant incentive to improve the business of the Company and its market capitalization. Section 162(m) of the Internal Revenue Code limits the tax deduction to $1 million for compensation paid to certain executives of public companies. The Committee has considered these new requirements and believes that the Company's 1993 Incentive Stock Option Plan meets the requirement that it be "performance based" and, therefore, exempt from the limitations on deductibility. Historically, the combined salaries and bonuses of the Company's executive officers have been well under the $1 million limit. The Committee's present intention is to comply with Section 162(m) unless the Committee feels that required changes would not be in the best interest of the Company or its stockholders.

     The Chief Executive Officer's base salary, cash bonus and option grants are established by the Committee based upon its members' own experience in their companies and in other companies which they serve as directors or advisors. In addition, the committee received advice from a compensation consulting firm in setting compensation levels for executive officers.


                                David C. Anderson
                                Jerry D. Mooney
                                Paul L. Whittington

Five Year Cummulative Stockholder Return

     Below is a performance table which compares the Company's cumulative total stockholder return during the previous five years with NASDAQ stock market, and NASDAQ financial stocks (the Company's peer group).

                                      NASDAQ             NASDAQ
  Date       Concord EFS, Inc.     Stock Market     Financial Stocks
--------     -----------------     ------------     ----------------
12/31/92          100.00              100.00             100.00
12/31/93           75.00              114.80             116.23
12/31/94          127.12              112.21             116.50
12/31/95          322.25              158.70             169.67
12/31/96          484.80              195.19             217.50
12/31/97          426.88              239.53             333.81

               AMEND CERTIFICATE OF INCORPORATION TO INCREASE THE
                   NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

    The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.33 1/3 par value. The Board of Directors finds advisable that the Company's Certificate of Incorporation be amended to increase the number of authorized shares of Common Stock to 200,000,000 shares, $.33 1/3 par value.

    The holders of Common Stock are not entitled to preemptive rights to purchase Common Stock of the Company.

    The authorized shares of Common Stock can be issued without stockholder approval upon such terms and in consideration of such amounts as the Board of Directors determines is in the best interest of the Company. The Board presently has no plans to issue any of the authorized shares of Common Stock.

Recommended Vote

    An affirmative vote of a majority of the Company's outstanding Common Stock is necessary to adopt the amendment to the Company's Certificate of
Incorporation to increase the number of authorized shares of Common Stock to 200,000,000 shares. The Board of Directors recommends that you vote "FOR" the proposal.

                                  OTHER MATTERS

     The Board of Directors knows of no matters which are likely to be presented for action at the Annual Meeting other than the proposals specifically set forth in the Notice and referred to herein. If any other matter properly comes before the Annual Meeting for action, it is intended that the persons named in the accompanying proxy and acting thereunder will vote or refrain from voting in accordance with their best judgment pursuant to the discretionary authority conferred by the proxy.

                              CERTAIN TRANSACTIONS

     Bingham Dana LLP serves as legal counsel to the Company. Richard M. Harter, Secretary and Director of the Company, is a partner of that firm. Wyatt, Tarrant and Combs also serves as legal counsel to the Company. J. Richard Buchignani, Director of the Company, is a partner of that firm.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors and certain of its officers and persons holding more than ten percent of the Company's common stock are required to report their ownership of the common stock and any changes in such ownership to the Securities and Exchange Commission and the Company. The Company believes that Jerry D. Mooney, one of the directors, filed one Form 4 later than the date required.

                         INFORMATION CONCERNING AUDITORS

     Representatives  of  Ernst & Young  LLP are  expected  to be at the  Annual
Meeting and will have an opportunity to make a statement if they desire to do so. Such representatives are also expected to be available to respond to appropriate questions.

                             STOCKHOLDERS PROPOSALS

     Stockholder proposals to be submitted for vote at the 1999 Annual Meeting must be delivered to the Company on or before December 9, 1998.

                            EXPENSES OF SOLICITATION

     Solicitations of proxies by mail is expected to commence on April 10, 1998, and the cost thereof will be borne by the Company. Copies of solicitation materials will also be furnished to brokerage firms, fiduciaries and custodians to forward to their principals, and the Company will reimburse them for their reasonable expenses.

                                              By Order of the Board of Directors
                                                               Richard M. Harter
                                                                      Secretarty



                           ANNUAL REPORT ON FORM 10-K

     The Company will deliver without charge to each of its stockholders, upon their written request, a copy of the Company's most recent annual report on Form 10-K and any information contained in any subsequent reports filed with The Securities and Exchange Commission. Request for such information should be directed to Investor Relations, Concord EFS, Inc., 2525 Horizon Lake Drive, Suite 120, Memphis, Tennessee 38133.